UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 22, 2018

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017; and

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017

Item 1 — Information Contained in this Form 6-K Report

Fairfax Investment

As previously announced, on February 14, 2018, Seaspan Corporation (the “Company”) completed the sale of $250 million aggregate principal amount of 5.50% Senior Notes due 2025 (the “Notes”) and warrants to purchase 38,461,539 Class A common shares of the Company to Fairfax Financial Holdings Limited, through certain of its affiliates, for an aggregate purchase price of $250 million.

In connection with the issuance of the Notes, on February 22, 2018, (i) the Company, certain subsidiary guarantors specified therein (the “Guarantors”) and The Bank of New York Mellon, as trustee (the “Trustee”), entered into a third supplemental indenture (the “Third Supplemental Indenture”) to the Indenture, dated October 10, 2017, between the Company and the Trustee, as amended and supplemented by a second supplemental indenture, dated February 14, 2018, by and among the Company, the Guarantors and the Trustee and (ii) and the Company and the Trustee entered into a pledge agreement (the “Pledge Agreement”). Pursuant to the Third Supplemental Indenture and the Pledge Agreement, the Company has pledged the outstanding shares of its wholly owned subsidiary Seaspan Investment I Ltd. as collateral for the Notes.

The Third Supplemental Indenture and the Pledge Agreement are filed as Exhibits 4.1 and 4.2, respectively, to this Report on Form 6-K and are incorporated herein by reference. The description of the Third Supplemental Indenture and the Pledge Agreement in this report on Form 6-K is a summary and is qualified in its entirety by the terms of the Third Supplemental Indenture and the Pledge Agreement.

Exhibits

The following exhibits are filed as part of this Report on Form 6-K:

4.1	Third Supplemental Indenture, dated February 22, 2018, by and among Seaspan Corporation, the subsidiary Guarantors specified therein and The Bank of New York Mellon, as trustee.

4.2	Pledge Agreement, dated February 22, 2018, between Seaspan Corporation and The Bank of New York Mellon, as trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 22, 2018	By:	/s/ Mark Chu
Mark Chu
Chief Administrative Officer, General Counsel and Secretary